AMERICAN HOMES 4 RENT
280 Pilot Road
Las Vegas, Nevada 89119
May 26, 2023
Via EDGAR
Mr. Mark Rakip
Ms. Shannon Menjivar
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	American Homes 4 Rent
Form 10-K for fiscal year ended December 31, 2022
Filed February 24, 2023
File No. 001-36013

Dear Mr. Rakip and Ms. Menjivar:

American Homes 4 Rent (the “Company”) submits this letter to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated May 18, 2023, regarding the Company’s Form 10-K for fiscal year ended December 31, 2022, filed on February 24, 2023 (the “2022 10-K”). The Staff’s comments are repeated below in bold italics preceding each response.

Form 10-K for fiscal year ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021, page 29

1. We note your presentation of the non-GAAP financial measure Core Net Operating Income, which you note on page 28 excludes nine line items from your statement of operations, and the reconciliation on page 30 from the most directly comparable financial measure calculated in accordance with GAAP (i.e., Net income). In future periodic filings, including disclosures within your earnings release, please revise to first provide your reconciliation of the non-GAAP financial measure Core NOI from GAAP Net income. Refer to Item 10(e)(1)(i)(B) of Regulation S-K as well as Question 102.10(a) of the Division's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff’s comment, in future Exchange Act periodic reports and earnings releases, the Company will present the reconciliations of core revenues, Same-Home core revenues, core property operating expenses, Same-Home core property operating expenses, Core NOI and Same-Home Core NOI to their respective GAAP metrics prior to the tabular presentation of the components of Core Net Operating Income.

Form 8-K filed February 23, 2023

Funds from Operations attributable to common share and unit holders and Retained Cash Flow, page 12

2. We note your presentation of Per FFO Share and Unit for FFO attributable to common share and unit holders, as well as related per share measures of Core FFO and Adjusted FFO. In future earnings releases, please reconcile these non-GAAP financial measures from the most directly comparable measure calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(a) of the Division's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In future earnings releases, the Company will revise its presentation of per share FFO, Core FFO and Adjusted FFO to comply with the Staff’s comment.

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We respectfully believe that the above responses are responsive to the Staff’s comments. If you have any questions or would like further information concerning our response, please do not hesitate to contact me at (805) 413-5300.

Sincerely,

/s/ Christopher C. Lau

Christopher C. Lau
Chief Financial Officer

cc: Michael E. McTiernan, Hogan Lovells US LLP